UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 15
Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d)
Of the Securities Exchange Act of 1934.
Commission File Number 333-46953
THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
(Exact Name of Registrant as Specified in Its Charter)
25701 Science Park Drive
Cleveland, Ohio 44122-7313
(216) 464-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, Issued under the Lamson & Sessions Co.
Deferred Savings Plan
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)
Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date:

Common Shares, Without Par Value	Zero
Preferred Share Purchase Rights	Zero

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lamson & Sessions Co. Deferred Savings Plan (Registrant)
By:	/s/ W. David Smith, Jr.
W. David Smith, Jr.
Secretary of The Lamson & Sessions Co.
Date: May 29, 2008